SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com November 20, 2020

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VIA EDGAR David Orlic Senior Counsel Disclosure Review Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.

(File Nos.: 333-248511; 811-04656)

Dear Mr. Orlic:

Thank you for your oral comments provided on October 1, 2020 regarding your review of the registration statement on Form N-2 filed on August 31, 2020 (the “Registration Statement”) by Ellsworth Growth and Income Fund Ltd. (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement are reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which is being filed herewith.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

November 20, 2020

Prospectus Summary

1.

The first paragraph under the heading “Incorporation by Reference” on page 80 contains the following disclosure: “To obtain copies of these filings, see “Available Information” in this Prospectus.” Please revise this cross-reference to refer to the section titled “Additional Information” in the Prospectus.

The Fund has made the requested change in the Amendment.

2.	Please either add the undertaking in Item 34.4 of Form N-2 regarding Rule 430A, or supplementally explain why it is not applicable.

The Fund respectfully submits that the undertaking in Item 34.4 of Form N-2 is not applicable because the Fund is not filing a registration statement permitted by Rule 430A. Rather, the prospectus filed as part of the Registration Statement omits information in accordance with Rule 430B. Accordingly, the Fund respectfully submits that no changes are necessary to the undertaking in Item 34.4 of Form N-2 as set forth in the Registration Statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon